UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number: 001-38882

HeadHunter Group PLC

(Translation of registrant’s name into English)

9/10 Godovikova St.

Moscow, 129085, Russia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers 333-232778 and 333-231557) and Form F-3 (Registration Number 333-239560) of HeadHunter Group PLC (the “Company”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Amended and Restated Shareholders’ Agreement

On June 1, 2021, certain principal shareholders of the Company, ELQ Investors VIII Limited (“ELQ”) and Highworld Investments Limited (“Highworld,” and together with ELQ, the “Shareholders”), entered into an amended and restated shareholders’ agreement (the “Amended and Restated Shareholders’ Agreement”) to amend, restate and supersede the Shareholders’ Agreement entered into by the Shareholders on May 13, 2019 (the “Original Shareholders’ Agreement”). The Amended and Restated Shareholders’ Agreement is effective upon completion of a proposed underwritten secondary public offering of the Company’s shares, and terminates if such offering does not occur by August 10, 2021. In that event, the Original Shareholders’ Agreement shall remain in full force and effect.

The Amended and Restated Shareholders’ Agreement provides that until May 13, 2024, ELQ shall not transfer any of its shares without Highworld’s written consent (to be given or withheld at its sole discretion). Notwithstanding the foregoing, ELQ may transfer the Company’s shares without Highworld’s consent if (i) such transfer is to any of its affiliates (a “Permitted Transferee”), (ii) such transfer does not result in ELQ (along with its Permitted Transferees) owning less than 2,025,429 shares in the Company or (iii) ELQ or any of its affiliates reasonably determines following consultation with external counsel, or is informed by a governmental authority, that it is or may become impermissible under applicable law for ELQ or any of its Permitted Transferees to continue to hold shares in the Company.

The above restrictions will cease to apply to ELQ at any time following the date on which the total number of our shares held by Highworld (along with its affiliates) is (i) less than 15,697,074 (the “Minimum Shareholding Requirement”) or (ii) greater than 17,722,502 (the “Maximum Shareholding Requirement”). Notwithstanding the foregoing, if, within 20 business days of the date on which Highworld (along with its affiliates) has ceased to hold a total number of shares in the Company greater than the Minimum Shareholding Requirement, Highworld has provided notice to ELQ that the total number of shares of the Company held by Highworld (along with its affiliates) has again become greater than the Minimum Shareholding Requirement (but, in any case, lower than the Maximum Shareholding Requirement), then the restrictions described above shall again apply to ELQ in accordance with their terms, without prejudice to any transfer of shares made by ELQ during the time when such restrictions were not applicable.

Further, the Amended and Restated Shareholders’ Agreement provides that each of the Shareholders agrees to vote all of its shares in the Company on matters subject to the vote of such Shareholder so that at any time when either Shareholder has the right to nominate one or more directors pursuant to the Amended and Restated Shareholders’ Agreement, the Company’s board of directors shall consist of nine directors unless otherwise agreed in writing by the Shareholders.

The other material provisions of the Original Shareholders’ Agreement, including the provisions relating to the exercise of voting rights and appointment of directors by the Selling Shareholders, have not been amendment or otherwise modified by the Amended and Restated Shareholders’ Agreement and remain in full force and effect as of the date hereof. The foregoing description of the Amended and Restated Shareholders’ Agreement does not purport to be a complete description and is qualified in its entirety by reference to the full text of the Amended and Restated Shareholders’ Agreement, which is attached hereto as Exhibit 99.1.

Exhibit No.	Description

99.1	Amended and Restated Shareholders' Agreement, dated as of June 1, 2021, by and between Highworld Investments Limited and ELQ Investors VIII Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HeadHunter Group PLC

Date: June 1, 2021	By:	/s/ Mikhail Zhukov
Mikhail Zhukov
Chief Executive Officer